Filed pursuant to Rule 433

Registration No. 333-213263

November 28, 2016

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE ANNOUNCES $750 MILLION EQUITY OFFERING

Brookfield, News, November 28, 2016 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to issue 15,625,000 L.P. units, on a bought deal basis, to a syndicate of underwriters, co-led by RBC Capital Markets, CIBC Capital Markets, Citibank, BofA Merrill Lynch and HSBC at a price of $32.00 per L.P. unit (the “Offering Price”) for gross proceeds of $500,000,000 (the “Offering”). In addition, Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and certain of its related entities (other than Brookfield Infrastructure) (collectively, “Brookfield”) will purchase, directly or indirectly, 8,139,000 redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the Offering Price (net of underwriting commissions) concurrent with the Offering (the “Concurrent Private Placement”). The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be $750,030,080.

Brookfield Infrastructure has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 2,343,750 L.P. units at the Offering Price. If the over-allotment option is exercised in full, the gross offering size would increase to $825,030,080.

In September 2016, alongside several of our institutional partners, we announced an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. (“NTS”), from Petroleo Brasileiro S.A. (“Petrobras”), for total consideration of $5.2 billion (the “NTS Transaction”).  Initially, we announced that our expected investment would be a minimum of 20% of the total transaction. We now expect to increase our investment commitment to 28% of the total transaction, representing approximately $1.2 billion of the consideration payable on closing, with the remaining balance payable on the fifth anniversary of the closing.  The increase in commitment would be syndicated from Brookfield Asset Management Inc., reducing its commitment by a corresponding amount. We are targeting to close the NTS Transaction by the end of 2016 or as soon as reasonably practicable thereafter, following satisfaction of all conditions that remain outstanding.

NTS owns the natural gas transmission system that serves the core economic regions in the highly populated states of São Paulo, Rio de Janeiro and Minas Gerais in South Central Brazil. We believe these are uniquely-positioned long-life assets as they earn revenues that are indexed to inflation, have no periodic regulatory resets and are not subject to material volume risk because they are currently 100% contracted under long-term “ship-or-pay” gas transportation agreements.

We intend to use a portion of the net proceeds from the Offering, together with the proceeds of the Concurrent Private Placement, to fund the increase in our investment in the pending NTS Transaction. Any proceeds that are not used for the NTS Transaction will be used to fund a portion of our growing backlog of organic growth projects, which we expect to invest in 2017. These projects include recently awarded electricity transmission projects in Brazil, construction of which is expected to commence in the near future.

The Offering and the Concurrent Private Placement are expected to close on or about December 2, 2016.

Offer Documents

Brookfield Infrastructure has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield

Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering. Brookfield Infrastructure will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, Brookfield Infrastructure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in the United States from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 800-831-9146, or from RBC Capital Markets LLC, Attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, phone: 877-822-4089, email: equityprospectus@rbccm.com, or from CIBC World Markets, Corp., Attn: Hector Cruz, 212-667-6001, email: useprospectus@cibc.com, or from HSBC Securities (USA) Inc., Attn: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, phone: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC  28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com, or in Canada from RBC Dominion Securities Inc., Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2. phone: 416-842-5349; email: Distribution.RBCDS@rbccm.com, or from Citigroup Global Markets Canada Inc., phone: 416-947-5500, or from CIBC World Markets Inc. Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636,  or from HSBC Securities (Canada) Inc.  ATTN: Lucy D’Anselmi, 250 University Avenue, 3th Floor, Toronto, Ontario, Canada M5H 3E5, or from Merrill Lynch Canada ATTN: Lisa Loughery, 181 Bay Street, 4th Floor, Toronto, Ontario, Canada M5J 2V8, phone: 416-369-7558.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media:	Investors:
Claire Holland	Melissa Low
Vice President, Communications	Senior Vice President, Investor Relations & Communications
Tel: (416) 369-8236	Tel: (416) 956-5239
Email: claire.holland@brookfield.com	Email: melissa.low@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in applicable Canadian securities regulations. The words, “will”, “would”, “intend”, “expect”, derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the Offering and the Concurrent Private Placement, our investment in the NTS Transaction, closing of the NTS Transaction and completion of our backlog of organic growth projects. Although Brookfield Infrastructure believes that these forward-looking statements are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.